Shinhan Bank’s Board resolves to convene an Extraordinary Shareholders’ Meeting

On October 30, 2009, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to convene an extraordinary general shareholders’ meeting as follows;

1. Date and Time : November 5, 2009 10:30A.M. Seoul Time

2. Venue : Conference room, 6th floor / Shinhan Bank, 120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea

3. Agenda

1) Business transfer of Shinhan Bank’s Vietnam branch

• Shinhan Bank resolves to transfer the business of its Vietnam branch to Shinhan Vietnam Bank, a local bank subsidiary recently established in Vietnam.